March  25, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (301) 255-4744

Cynthia O. Azzara
Executive Vice President and Chief Financial Officer
American Insured Mortgage Investors - Series 85, L.P.
11200 Rockville Pike
Rockville, Maryland 20852


Re:	American Insured Mortgage Investors - Series 85, L.P.
	Form 10-K filed March 8, 2005
	File No. 001-11059



Dear Ms. Azzara:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for Year ended December 31, 2004

Note 3. Fair Value of Financial Instruments - page 31

We refer to the statement that the fair values of the FHA-Insured
Certificates and GNMA Mortgage-Backed Securities are priced
internally.   In this regard, please provide us with the following
information:

1. Tell us supplementally and disclose in future filings the reasons
why you use internally developed pricing methodologies to
determine
the fair value of these securities.   Explain why you are unable
to
use publicly reported market sales prices or bid-and-ask quotations to estimate the fair value of these securities. Refer in your response to paragraph 3 of SFAS 115.

2. Explain supplementally and discuss in the "Critical Accounting
Policies" section of Management`s Discussion and Analysis in future filings:

* The impact of using internally developed assumptions to determine the fair values in your assessment of other-than-temporary impairment to these securities.

* How the use of other valuation methodologies to determine fair value might affect your impairment analysis.

*	*	*

Closing Comments

      As appropriate, please response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
942-1924 or me at (202) 942-1783 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
??

??

??

??

American Insured Mortgage Investors - Series 85, L.P.
Cynthia O. Azzara
Page 1 of 3